SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Schedule 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 4)*

                        eGain Communications Corporation
                                (Name of Issuer)

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    28225C103
                                 (CUSIP Number)

                              John C. Kennedy, Esq.
                  Paul, Weiss, Rifkind, Wharton & Garrison LLP
                           1285 Avenue of the Americas
                               New York, NY 10019
                                 (212) 373-3025
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 29, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The total number of shares of Common Stock reported herein is 1,972,346, which would constitute approximately 37.5% of the 5,258,870 shares of Common Stock that would be outstanding if all of the shares of Series A Preferred Stock (as defined below) referred to herein were converted on September 30, 2004. See Item 5(a) herein for a description of the calculation of the Common Stock conversion ratio. All ownership percentages set forth herein are based on there being 3,695,739 shares of Common Stock outstanding unless otherwise specified herein.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Oak Hill Capital Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,013,800(1)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.5%(2)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
----------
(1) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's 6.75% Series A Cumulative Convertible Preferred Stock, par value $.001 per share (the "Series A Preferred Stock") on September 30, 2004 and exercise of Warrants to purchase an aggregate of 271,728 shares of Common Stock. Warrants to purchase an aggregate of 271,728 shares of Common Stock consist of the following: (i) Warrants to purchase 137,002 shares of Common Stock which are immediately exercisable; and (ii) Warrants to purchase 134,726 shares of Common Stock, 67,363 of such Warrants to become exercisable on December 31, 2004 and 67,363 of such Warrants to become exercisable on March 31, 2005. On conversion of the Series A Preferred Stock and exercise of the Warrants, 1,013,800 shares of Common Stock will be owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. See Item 5(a) herein.

(2)  Assumes that there are 4,709,539 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Oak Hill Capital Management Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     25,995(3)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.7%(4)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
----------
(3) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Series A Preferred Stock on September 30, 2004 and exercise of Warrants to purchase an aggregate of 6,968 shares of Common Stock. Warrants to purchase an aggregate of 6,968 shares of Common Stock consist of the following: (i) Warrants to purchase 3,513 shares of Common Stock which are immediately exercisable; and (ii) Warrants to purchase 3,455 shares of Common Stock, 1,727 of such Warrants to become exercisable on December 31, 2004 and 1,727 of such Warrants to become exercisable on March 31, 2005. On conversion of the Series A Preferred Stock and exercise of the Warrants, 25,995 shares of Common Stock will be owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P., through OHCP GenPar, L.P.'s general partner, OHCP MGP, LLC. See Item 5(a) herein.

(4)  Assumes that there are 3,721,734 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     OHCP GenPar, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,039,795(5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.0%(6)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
----------
(5) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on September 30, 2004 and exercise of Warrants to purchase an aggregate of 278,696 shares of Common Stock. Warrants to purchase an aggregate of 278,696 shares of Common Stock consist of the following: (i) Warrants to purchase 137,002 shares of Common Stock which are immediately exercisable, owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P.;
     (ii) Warrants to purchase 134,726 shares of Common Stock, 67,363 of such Warrants to become exercisable on December 31, 2004 and 67,363 of such Warrants to become exercisable on March 31, 2005, owned directly by Oak Hill Capital Partners, L.P., through its general partner, OHCP GenPar, L.P.; (iii) Warrants to purchase 3,513 shares of Common Stock which are immediately exercisable, owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P.; and (iv) Warrants to purchase 3,455 shares of Common Stock, 1,727 of such Warrants to become exercisable on December 31, 2004 and 1,727 of such Warrants to become exercisable on March 31, 2005, owned directly by Oak Hill Capital Management Partners, L.P., through its general partner, OHCP GenPar, L.P. On conversion of the Series A Preferred Stock and exercise of the Warrants, OHCP GenPar, L.P. will beneficially own the following shares of Common
     Stock: (i) 1,013,800 shares of Common Stock in its capacity as general partner of Oak Hill Capital Partners, L.P.; and (ii) 25,995 shares of Common Stock in its capacity as general partner of Oak Hill Capital Management Partners, L.P. See Item 5(a) herein.

(6)  Assumes that there are 4,735,534 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     OHCP MGP, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,039,795(7)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     22.0%(8)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
----------
(7) See footnote (5) to page relating to OHCP GenPar, L.P. Power is exercised in its capacity as general partner of OHCP GenPar, L.P.

(8)  Assumes that there are 4,735,534 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Oak Hill Venture Fund I, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     166,452(9)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%(10)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
----------
(9) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on September 30, 2004 and exercise of the Warrants to purchase 25,941 shares of Common Stock, which are immediately exercisable. On conversion of the Series A Preferred Stock and exercise of the Warrants, 166,452 shares of Common Stock will be owned directly by Oak Hill Venture Fund I, L.P., through its general partner, OHVF GenPar I, L.P., through OHVF GenPar I, L.P.'s general partner, OHVF MGP I, LLC. See Item 5(a) herein.

(10) Assumes that there are 3,862,191 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     OHVF GenPar I, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     166,452(11)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%(12)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
----------
(11) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on September 30, 2004 and exercise of the Warrants to purchase 25,941 shares of Common Stock, which are immediately exercisable. Power is exercised in its capacity as general partner to Oak Hill Venture Fund I, L.P. and through its general partner, OHVF MGP I, LLC.

(12) Assumes that there are 3,862,191 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     OHVF MGP I, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     166,452(13)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%(14)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
----------
(13) See footnote (11) to page relating to OHVP GenPar I, L.P. Power is exercised in its capacity as general partner to OHVP GenPar I, L.P. and through its sole member, FW Group GenPar, LLC.

(14) Assumes that there are 3,862,191 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FW Group GenPar, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     166,452(15)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%(16)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
----------
(15) See footnote (13) to page relating to OHVF MGP I, LLC. Power is exercised in its capacity as sole member of OHVF MGP I, LLC.

(16) Assumes that there are 3,862,191 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FW Investors V, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     361,444(17)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%(18)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
----------
(17) Represents the shares of Common Stock that would be beneficially owned upon conversion of the Issuer's Series A Preferred Stock on September 30, 2004 and exercise of the Warrants to purchase an aggregate of 115,550 shares of Common Stock. Warrants to purchase an aggregate of 115,550 shares of Common Stock consist of the following: (i) Warrants to purchase 45,397 shares of Common Stock which are immediately exercisable; and (ii) Warrants to purchase 70,153 shares of Common Stock, 35,077 of such Warrants to become exercisable on December 31, 2004 and 35,077 of such Warrants to become exercisable on March 31, 2005. On conversion of the Series A Preferred Stock and exercise of the Warrants, 361,444 shares of Common Stock will be owned directly by FW Investors V, L.P., through its general partner, FW Management II, LLC. See Item 5(a) herein.

(18) Assumes that there are 4,057,183 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FW Management II, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    0
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     361,444(19)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.9%(20)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
----------
(19) See footnote (17) to page relating to FW Investors V, L.P. Power is exercised in its capacity as general partner to FW Investors V, L.P. through its sole member, J. Taylor Crandall.

(20) Assumes that there are 4,057,183 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Robert M. Bass
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    284,931
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           284,931
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     284,931(21)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.7%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
----------
(21) Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution from FW Ventures I, L.P.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Capital Partnership
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    70,727
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           70,727
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     70,727(22)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
----------
(22) Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P. Power is exercised through its managing partner, Margaret Lee Bass 1980 Trust.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     David G. Brown
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    16,166
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           16,166
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,166(23)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
----------
(23) Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Mark A. Wolfson
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    16,166
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           16,166
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,666(24)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.5%(25)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
----------
(24) Represents 16,166 shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P. and 500 shares of Common Stock that would be beneficially owned upon exercise of director options held by Mr. Wolfson.

(25) Assumes that there are 3,707,846 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Group III 31, LLC
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    4,041
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           4,041
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,041(26)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
----------
(26) Represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     J. Taylor Crandall (in the capacity described herein)
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    354,773
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           354,773
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     354,773(27)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.3%(28)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
----------
(27) (i) Solely in his capacity as the sole member of Group III 31, LLC with respect to 4,041 shares of Common Stock, which represents the shares of Common Stock that are beneficially owned as a result of a previous distribution by FW Ventures I, L.P.; and (ii) solely in his capacity as the sole member of FW Management II, LLC with respect to 350,731 shares, see footnote 19 to page relating to FW Management II, LLC.

(28) Assumes that there are 3,811,289 shares of Common Stock outstanding.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Woodside Partners, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    12,124
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           12,124
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,124(29)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------
----------
(29) Represents the shares of Common Stock that are directly owned by Woodside Partners, L.P. as a result of a previous distribution by FW Ventures I, L.P. Woodside Partners, L.P. owns the shares through its general partner, Tonandowah, L.L.C., of which the sole member is Caroline Jean Crandall 1998 Trust, of which John Fant is the sole trustee.

CUSIP No. 28225C103

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Tonandowah, L.L.C.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    12,124
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           12,124
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     12,124(30)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
----------
(30) Solely in its capacity as the general partner of Woodside Partners, L.P. See footnote 29 to page relating to Woodside Partners, L.P.

CUSIP No. 28225C103


                         AMENDMENT NO. 4 TO SCHEDULE 13D

         This Amendment No. 4 to Schedule 13D is filed by the undersigned to amend Schedule 13D, filed on August 18, 2000 (the "Original Filing"), as amended by Amendment No. 1 to the Schedule 13D filed on February 15, 2001, as amended by Amendment No. 2 to the Schedule 13D filed on August 15, 2001, as amended by Amendment No. 3 to the Schedule 13D filed on April 6, 2004. Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer.

(a) Item 5(a) is hereby amended by replacing the second, third, fourth and fifth paragraphs with the following:

As of the date hereof, (i) OHCP directly owns 316.875 shares of Series A Preferred Stock, if such shares were to be converted on September 30, 2004, they would be convertible into 742,072 shares of Common Stock, (ii) OHCMP directly owns 8.125 shares of Series A Preferred Stock, if such shares were to be converted on September 30, 2004, they would be convertible into 19,027 shares of Common Stock, (iii) FWI directly owns 105.00 shares of Series A Preferred Stock, if such shares were to be converted on September 30, 2004, they would be convertible into 245,984 shares of Common Stock, and (iv) OHVF directly owns
60.00 shares of Series A Preferred Stock, if such shares were to be converted on September 30, 2004, they would be convertible into 140,511 shares of Common Stock.

As of the date hereof, (i) OHCP directly owns Warrants to purchase an aggregate of 271,728 shares of Common Stock, (ii) OHCMP directly owns Warrants to purchase an aggregate of 6,968 shares of Common Stock, (iii) FWI directly owns Warrants to purchase an aggregate of 115,550 shares of Common Stock, and (iv) OHVF directly owns Warrants to purchase an aggregate of 25,941 shares of Common Stock.

THE NEW INVESTORS

CUSIP No. 28225C103


As of the date hereof, (i) OHCP beneficially owns 1,013,800 shares of the Common Stock or 21.5% of the issued and outstanding shares of the Common Stock; (ii) OHCMP beneficially owns 25,995 shares of the Common Stock or 0.7% of the issued and outstanding shares of the Common Stock; (iii) OHCP GenPar, because of its position as general partner of each of OHCP and OHCMP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,039,795 shares of Common Stock or 22.0% of the issued and outstanding shares of the Common Stock; (iv) OHCP MGP, because of its position as general partner of OHCP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 1,039,795 shares of Common Stock or 22.0% of the issued and outstanding shares of the Common Stock; (v) OHVF beneficially owns 166,452 shares of the Common Stock or 4.3% of the issued and outstanding shares of the Common Stock; (vi) OHVF GenPar, because of its position as general partner of OHVF may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 166,452 shares of Common Stock or 4.3% of the issued and outstanding shares of the Common Stock; (vii) OHVF MGP, because of its position as general partner of OHVP GenPar may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 166,452 shares of Common Stock or 4.3% of the issued and outstanding shares of the Common Stock; (viii) FWI beneficially owns 361,444 shares of the Common Stock or 8.9% of the issued and outstanding shares of the Common Stock; (ix) FWM, because of its position as general partner of FWI may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 361,444 shares of the Common Stock or 8.9% of the issued and outstanding shares of the Common Stock; and (x) FW Group, because of its position as sole member of OHVF MGP may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 166,452 shares of the Common Stock or 4.3% of the issued and outstanding shares of the Common Stock.

THE ORIGINAL INVESTORS

As of the date hereof, (i) Capital beneficially owns 70,727 shares of Common Stock or 1.9% of the issued and outstanding shares of the Common Stock; (ii) Mr. Bass beneficially owns 284,931 shares of Common Stock or 7.7% of the issued and outstanding shares of Common Stock; (iii) Mr. Brown beneficially owns 16,166 shares of Common Stock or 0.4% of the issued and outstanding shares of Common Stock; (iv) Mr. Wolfson beneficially owns 16,666 shares of Common Stock or 0.5% of the issued and outstanding shares of Common Stock; (v) Woodside beneficially owns 12,124 shares of Common Stock or 0.3% of the issued and outstanding shares of Common Stock; (vi) Tonan, because of its position as general partner of Woodside, may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 12,124 shares of Common Stock or 0.3% of the issued and outstanding shares of Common Stock; (vii) Group III beneficially owns 4,041 shares of Common Stock or 0.l% of the issued and outstanding shares of Common Stock; and (viii) Mr. Crandall, because of his position as sole member of Group III may, pursuant to Rule 13d-3 of the Act, be deemed to beneficially own 4,041 shares of Common Stock or 0.1% of the issued and outstanding shares.

(b) Item 5(b) is hereby amended and supplemented by the addition of the following:

THE NEW INVESTORS

Not applicable.

THE ORIGINAL INVESTORS

CUSIP No. 28225C103


As of the date hereof, each of Messrs. Bass and Brown, Woodside through its general partner, Tonan, and, Group III through its sole member, Mr. Crandall, has sole power to direct the voting and disposition of the shares of Common Stock beneficially owned by such person as specified in Item 5(a) above. Mr. Wolfson has sole power to direct the voting and disposition of 16,166 shares of Common Stock beneficially owned by him, the remainder of his shares are director options exercisable for Common Stock.

(c) Item 5(c) is hereby amended and supplemented by the addition of the following:

Other than as set forth herein, to the best knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 is hereby amended and supplemented by the addition of the following:

RESTRUCTURING AGREEMENT

                  The Company's Board of Directors has approved a nonbinding preliminary term sheet that provides for, upon the terms and subject to the conditions set forth therein, including the approval of the Company's existing holders of its common stock, a conversion (the "Conversion") of the Series A Preferred Stock into shares of common stock representing approximately 73% of the post-conversion capitalization of the Company.

                  In connection with the Conversion, on September 29, 2004, the Company and certain holders of its Series A Preferred Stock entered into a restructuring agreement and a voting agreement and proxy whereby such holders of the Series A Preferred Stock have agreed to vote in favor of an amendment to the Company's certificate of incorporation providing for the conversion of all outstanding shares of Series A Preferred Stock into approximately 11.6 million shares of the Company's common stock. The holders of the converted shares would have rights to register for resale the shares of common stock received in the Conversion. The proposed transaction is subject to approval of the Company's stockholders.

                  The Restructuring Agreement provides that holders of the Series A Preferred Stock who are signatories to such Restructuring Agreement agree to consent to the Conversion. The Voting Agreements each provide that the applicable holder of Series A Preferred Stock will vote all of its Series A Preferred Stock in favor of the Conversion. The Irrevocable Proxies each authorize the Company to vote the shares of Series A Preferred Stock owned by the applicable holder in favor of the Conversion.

                  By virtue of the Voting Agreements, the Reporting Persons may be deemed to be a group (within the meaning of Section 13(d)(3) of the Act) with the holders of Series A Preferred Stock (other than the Reporting Persons) parties to such Voting Agreements and, as a result, may be deemed to have beneficial ownership of the Series A Preferred Stock beneficially owned by such persons. The holders of the Series A Preferred Stock who are signatories to the Voting Agreements other than the Reporting Persons, and the share amounts beneficially owned by such persons are as follows: (i) Granite Private Equity III, LLC, beneficial owner of 85 shares of Series

CUSIP No. 28225C103


A Preferred Stock; (ii) Gunjan Sinha, beneficial owner of 50 shares of Series A Preferred Stock; (iii) Ashutosh Roy, beneficial owner of 30 shares of Series A Preferred Stock; (iv) Promod Narang, beneficial owner of 10 shares of Series A Preferred Stock; (v) Eric Smit, beneficial owner of 10 shares of Series A Preferred Stock; and (vi) Henkel-Wallace Family Trust, beneficial owner of 25 shares of Series A Preferred Stock. The Reporting Persons disclaim such beneficial ownership and are filing this Schedule 13D on behalf of themselves and not on behalf of any other person or entity. The Company intends to solicit approval of the Conversion from the holders of its Common Stock.

                  The foregoing description of the Restructuring Agreement, Voting Agreements and Irrevocable Proxies is not, and does not purport to be, complete and is qualified in its entirety by reference to such agreements. A copy of the Restructuring Agreement, which includes as exhibits the form of Voting Agreement and the form of Irrevocable Proxy, is attached as an exhibit hereto.


Item 7. Material to be Filed as Exhibits.

                  Item 7 is hereby amended and supplemented by the addition of the following:

Exhibit 1 - Restructuring Agreement by and between the Company and each holder of Series A Preferred Stock dated as of September 29, 2004 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on September 30, 2004).

Exhibit 2 - Joint Filing Agreement among the Reporting Persons, dated October 1, 2004.

CUSIP No. 28225C103


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 1, 2004


                                  OAK HILL CAPITAL PARTNERS, L.P.

                                  By: OHCP GenPar, L.P., its general partner

                                  By: OHCP MGP, LLC, its general partner

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President


                                  OAK HILL CAPITAL MANAGEMENT
                                  PARTNERS, L.P.

                                  By: OHCP GenPar, L.P., its general partner

                                  By: OHCP MGP, LLC, its general partner

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President


                                  OHCP GENPAR, L.P.

                                  By: OHCP MGP, LLC, its general partner

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President

CUSIP No. 28225C103


                                  OHCP MGP, LLC

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President


                                  OAK HILL VENTURE FUND I, L.P.

                                  By: OHVF GenPar I, L.P., its general partner

                                  By: OHVF MGP I, LLC, its general partner

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President


                                  OHVF GENPAR I, L.P.

                                  By: OHVF MGP I, LLC, its general partner

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President


                                  OHVF MGP I, LLC

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President

CUSIP No. 28225C103


                                  FW INVESTORS V, L.P.

                                  By: FW Management II, LLC, its general partner

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: President


                                  FW MANAGEMENT II, LLC

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: President


                                  FW GROUP GP, LLC

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President

                                  /s/ Kevin G. Levy
                                  -----------------------------------------
                                  KEVIN G. LEVY,
                                  Attorney-in-Fact for:
                                  ROBERT M. BASS (1)

(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

CUSIP No. 28225C103


                                  CAPITAL PARTNERSHIP

                                  By: Margaret Lee Bass 1980 Trust,
                                      Managing Partner

                                  By: Panther City Investment Company, Trustee

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President


                                  GROUP III 31, LLC

                                  By: /s/ Kevin G. Levy
                                      -------------------------------------
                                  Name: Kevin G. Levy
                                  Title: Vice President


                                  /s/ David G. Brown
                                  -----------------------------------------
                                  David G. Brown


                                  /s/ Mark A. Wolfson
                                  -----------------------------------------
                                  Mark A. Wolfson


                                  /s/ Kevin G. Levy
                                  -----------------------------------------
                                  KEVIN G. LEVY,
                                  Attorney-in-Fact for:
                                  J. TAYLOR CRANDALL (2)

(2)   A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of
      J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

CUSIP No. 28225C103


                                  WOODSIDE PARTNERS, L.P.

                                  By: Tonandowah, L.L.C., its general partner

                                  By: /s/ John H. Fant
                                      -------------------------------------
                                  Name: John H. Fant
                                  Title: Vice President


                                  TONANDOWAH, L.L.C.

                                  By: /s/ John H. Fant
                                      -------------------------------------
                                  Name: John H. Fant
                                  Title: Trustee of the Caroline Jean Crandall
                                         1998 Trust, sole member of
                                         Tonandowah, L.L.C.